# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Birkenstock Holding plc, CIK 0001977102
CUSIP: M2029K104
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 1-2 Berkeley Square, London, United Kingdom (X0), W1J 6EA
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002007134

## Reporting persons
- BK LC Lux MidCo S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 115,000,327; sole dispositive power 0; shared dispositive power 115,000,327; aggregate amount beneficially owned 115,000,327 (62.5% of the class)
- Catterton Caledonia 1 Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 115,000,327; sole dispositive power 0; shared dispositive power 115,000,327; aggregate amount beneficially owned 115,000,327 (62.5% of the class)
- Catterton Caledonia 2 Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 115,000,327; sole dispositive power 0; shared dispositive power 115,000,327; aggregate amount beneficially owned 115,000,327 (62.5% of the class)
- Scott Arnold Dahnke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 115,000,327; sole dispositive power 0; shared dispositive power 115,000,327; aggregate amount beneficially owned 115,000,327 (62.5% of the class)
- James Michael Chu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 115,000,327; sole dispositive power 0; shared dispositive power 115,000,327; aggregate amount beneficially owned 115,000,327 (62.5% of the class)

## Item 1. Issuer
Name of issuer: Birkenstock Holding plc
Address of issuer's principal executive offices: 1-2 Berkeley Square, London W1J 6EA, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, collectively referred to herein as the "Reporting Persons":

(i) BK LC Lux MidCo S.a r.l. ("MidCo")

(ii) Catterton Caledonia 1 Limited ("Caledonia 1")

(iii) Catterton Caledonia 2 Limited ("Caledonia 2")

(iv) Scott Arnold Dahnke

(v) James Michael Chu
Address of principal business office or, if none, residence:
599 West Putnam Avenue
Greenwich, CT 06830
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All calculations of percentage ownership herein are based on 183,906,056 ordinary shares outstanding as of June 30, 2025, as reported in the Issuer's Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 14, 2025.

The reported securities are held directly by MidCo. The management of MidCo is controlled by BK LC Lux SCA. BK LC Lux GP S.a r.l. is the general partner of BK LC Lux SCA. The management of BK LC Lux GP S.a r.l. is controlled by LC9 Caledonia AIV GP, LLP. LC9 Caledonia AIV GP, LLP is managed by its members, Caledonia 1 and Caledonia 2. The management of each of Caledonia 1 and Caledonia 2 is controlled by its directors, James Michael Chu and Scott Arnold Dahnke. As such, Messrs. Chu and Dahnke may be deemed to share voting and dispositive power with respect to the shares held directly by MidCo.

This statement on Schedule 13G (this "Statement") shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BK LC Lux MidCo S.a r.l.: /s/ James Michael Chu, James Michael Chu / Manager (08/14/2025)
- Catterton Caledonia 1 Limited: /s/ James Michael Chu, James Michael Chu / Authorized Person (08/14/2025)
- Catterton Caledonia 2 Limited: /s/ James Michael Chu, James Michael Chu / Authorized Person (08/14/2025)
- Scott Arnold Dahnke: /s/ Scott Arnold Dahnke, Scott Arnold Dahnke / Individual (08/14/2025)
- James Michael Chu: /s/ James Michael Chu, James Michael Chu / Individual (08/14/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of February 9, 2024, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 9, 2024.